Nova Measuring Instruments Introduces The NovaScan 3060, the
Fastest Integrated Metrology System available for 300mm CMP
Processes

New System Enables Advanced Dielectric and Conductor Thickness
Measurements and Control for Both In-Air and In-Water 300mm CMP
Applications

Rehovoth, Israel, December 2, 2002 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, announced today the launch of the NovaScan 3060, the fastest Integrated Metrology system on the market for high-end 300mm chemical mechanical polishing (CMP) applications.

The NovaScan 3060 has an overall measurement time of 13 seconds per wafer for 13 sites, compatible with all high-throughput polishers, enabling measurement and mapping of all wafers both pre- and post-polish without affecting the polisher's throughput.

Nova is the only Integrated Metrology provider to offer both wet and dry integrations. This allows customers to choose the best alternative, based on both BKM (Best-Known Method) as well as price and performance considerations. The NovaScan 3060 utilizes UV spectrophotometry to accurately measure and map the most advanced applications in the semiconductor industry down to the 0.09um technology. The NovaScan 3060 is a natural extension of the existing NovaScan series, enabling semiconductor manufacturers to easily upgrade production lines from 200mm to 300mm, and to continue successfully implementing wafer to wafer closed loop control (CLC). In addition to the high speed and advanced technology, the NovaScan 3060 works with new operating software, which supports the unit's new capabilities without sacrificing ease of use. The NovaScan 3060's patented, non-contact in-air and in-water thickness measurement technology eliminates operator handling or intervention, and eliminates the need for external verification after cleaning and drying.

Commenting on the announcement, Mr. Rani Kipper, Manager of Nova's Film Division said, "We at Nova are committed to providing our customers with the most advanced integrated process control solutions for a wide range of applications throughout the manufacturing line. In today's environment, as new polishers become increasingly faster, it's only logical that integrated metrology within the polisher will become faster in order to keep up. Being the fastest and most advanced system on the market, the NovaScan 3060 provides a logical upgrade path for semiconductor manufacturers. Operating in either air or water, this advanced integrated platform has been designed to meet all high-end application requirements while enhancing throughput and maximizing return on investment."

Nova's will display at Semicon Japan 2002. Visit Nova's booth # 2-A902, at Makuhari next to Tokyo, December 4 to6, and learn more about the company's new Integrated Process Control products and solutions.

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The company's web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.